SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended March 30, 2002

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _____to _____

Commission file number: _________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Plantronics, Inc. 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Plantronics, Inc. 345 Encinal Street, P.O. Box 1802 Santa Cruz, California 95061-1802

Plantronics, Inc. 401(k) Plan

REQUIRED INFORMATION

The Plantronics, Inc. 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended March 30, 2002 and March 31, 2001, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto and incorporated herein by reference.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the Plantronics, Inc. 401(k) Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PLANTRONICS, INC. 401(K) PLAN

(Name of plan)

Date:	September 25, 2002	By: /s/ Richard R. Pickard

(Signature)
Name: Richard R. Pickard Title: Vice President, Legal and General Counsel PLANTRONICS, INC. ON BEHALF OF THE PLAN ADMINISTRATOR OF THE PLANTRONICS, INC. 401(k) PLAN

Report of Independent Accountants

To the Participants and Administrator of
    the Plantronics, Inc. 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Plantronics, Inc. 401(k) Plan (the “Plan”) at March 30, 2002 and March 31, 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Hartford, Connecticut
August 26, 2002

Plantronics, Inc.
401(k) Plan

Financial Statements and
Supplemental Schedule
March 30, 2002 and March 31, 2001

Plantronics, Inc.
401(k) Plan
Index

Page
Financial Statements:
Report of Independent Accountants	1
Statements of Net Assets Available for Benefits as of March 30, 2002 and March 31, 2001	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended March 30, 2002 and March 31, 2001	3
Notes to Financial Statements	4-9
Supplemental Schedule*:
Schedule I — Schedule of Assets (Held at End of Year)	10

*	Other supplemental schedules required by Section 2520-103.1 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) are not applicable.

Plantronics, Inc.
401(k) Plan

Statements of Net Assets Available for Benefits

	March 30,	March 31,
	2002	2001

Assets
Investments, at fair value	$45,691,097	$39,833,050

Net assets available for benefits	$45,691,097	$39,833,050

The accompanying notes are an integral part of these financial statements.

Plantronics, Inc.
401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended

	March 30,	March 31,
	2002	2001

Additions to net assets attributed to:
Investment income:
Interest	$701,944	$618,791
Net appreciation (depreciation) in fair value of investments	1,080,682	(10,006,756)

	1,782,626	(9,387,965)

Contributions:
Employer	2,032,165	2,076,634
Employee	3,839,248	3,825,987

	5,871,413	5,902,621

Total additions (deductions)	7,654,039	(3,485,344)

Deductions from net assets attributed to:
Benefit payments	1,765,415	1,966,558
Transaction charges	6,425	7,468
Participant loans terminated due to withdrawal of participants	27,476	8,065

Total deductions	1,799,316	1,982,091
Net forfeiture activity	3,324	(23,970)

Net increase (decrease)	5,858,047	(5,491,405)
Net assets available for benefits at beginning of year	39,833,050	45,324,455

Net assets available for benefits at end of year	$45,691,097	$39,833,050

The accompanying notes are an integral part of these financial statements.

Plantronics, Inc.
401(k) Plan

Notes to Financial Statements

1.	Description of Plan

The following description of the Plantronics, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established effective June 1, 1968. Plantronics, Inc. (the “Company”) has the right under the Plan to modify the Plan at any time and for any reason. The Plan was most recently amended and restated in its entirety effective April 2, 2000. An eligible employee of the Company becomes eligible to participate on the first day of the payroll period coinciding with or next following his or her employment commencement date for purposes of safe harbor non-elective contributions and employer profit sharing contributions and becomes eligible to participate on the first day of the fiscal quarter coinciding with or next following his or her employment commencement date for purposes of all other contributions. The Plan is subject to the provisions of ERISA.

Effective January 2, 2002, the Company acquired Ameriphone, Inc. As a result of the acquisition, employees of Ameriphone, Inc. became eligible to participate in the Plan subject to the provisions of the Plan.

Contributions

Participants may contribute an amount equal to not less than two percent for the plan year beginning on April 2, 2000 and one percent for Plan years beginning on or after April 1, 2001 nor more than 15 percent of their eligible compensation for the contribution period. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a general account, various pooled separate accounts and Company common stock as investment options for participants. Salary deferral contributions are recorded in the period during which the Company makes payroll deductions from the participant’s compensation and such contributions are remitted to the trust.

The Company will make a safe harbor matching contribution in an amount equal to $.50 for each $1.00 contributed by a participant, up to a maximum of six percent of the participant’s eligible compensation. The Company will also make annual safe harbor non-elective contributions equal to three percent of the participant’s eligible compensation. The Company may also make discretionary matching contributions. The Company made matching contributions of $967,972 and $1,049,311 for 2002 and 2001 fiscal years, respectively. The Company may also make discretionary profit sharing contributions. The Company did not make discretionary profit sharing contributions in 2002 and 2001 fiscal years. Company safe harbor matching contributions are recorded monthly. Safe harbor non-elective contributions, discretionary matching contributions and discretionary profit sharing contributions are recorded annually.

Plantronics, Inc.
401(k) Plan
Notes to Financial Statements

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contribution and Plan earnings. Earnings are allocated by fund based on the ratio of a participant’s account invested in a particular fund to all participants’ investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are at all times fully vested in their own contributions, Company safe harbor matching contributions, safe harbor non-elective contributions and discretionary matching contributions plus actual earnings thereon (if any). Participants vest in their Company’s discretionary profit sharing contributions account based on years of service. A participant becomes 50 percent vested after one year of service and 100 percent vested after two years of service. However, an active participant will become fully vested upon his or her death, disability, reaching normal retirement age, or reaching early retirement age (age 55 plus two years of service).

Payment of Benefits

On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the vested portion of his or her account or a distribution in the form of annual installments. Distributions are subject to the applicable provisions of the Plan. Benefit claims are recorded as expenses when they have been approved for payment and paid by the Plan.

Participant Loans

Participants may borrow up to a maximum of $50,000 or 50 percent of the vested portion of their account balance, whichever is less, subject to certain restrictions in accordance with provisions of the Plan. Loans are calculated on a fully amortized basis. A loan is secured by the balance in the participant’s account and bears interest at a rate commensurate with market rates for similar loans, (6.75% to 13.00% and 8.00% to 13.00% for the years ended March 30, 2002 and March 31, 2001, respectively).

Plan Year

The Plan year is the 52 or 53 week period ending on the Saturday closest to March 31 of each year. Accordingly, the Plan’s two most recent fiscal years ended March 30, 2002 and March 31, 2001.

Cash Equivalents

Contributions received prior to year end awaiting investment in the appropriate investment option at March 30, 2002 and March 31, 2001, are invested in the CIGNA Guaranteed Short-Term Securities Fund (formerly “CIGNA Charter Guaranteed Short-Term Securities Fund”), which is stated at fair value.

Plantronics, Inc.
401(k) Plan
Notes to Financial Statements

2.	Summary of Accounting Policies

Method of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates. Certain reclassifications have been made to the 2000 amounts to conform with current year presentation.

Investment Valuation

Investments in the general account are non-fully benefit responsive and are stated at fair value. Investments in pooled separate accounts are stated at fair value, as determined by the unit value reported by Connecticut General Life Insurance Company (“CG Life”). Participant loans are stated at fair value. The Company common stock is valued at its quoted market price.

3.	Investments

Investments that represent five percent or more of the Plan’s net assets are separately identified below.

	March 30,	March 31,
	2002	2001

CIGNA Guaranteed Long-Term Account(1) interest rates, 4.60%; 5.50%	$11,996,405	$11,047,324
CIGNA American Century Ultra Fund units, 54,632; 53,103	2,804,782	2,662,599
CIGNA Fidelity Contrafund Fund units, 33,144; 29,776	2,828,212	2,453,218
CIGNA Fidelity Equity Income II Fund units, 109,942; 104,340	5,176,072	4,769,375
CIGNA Fidelity Magellan Fund units, 55,809; 55,009	9,426,125	9,361,957
Plantronics, Inc. Common Stock shares, 290,401; 228,114	6,075,185	4,053,582

(1)	formerly “CIGNA Charter Guaranteed Long-Term Account”

Plantronics, Inc.
401(k) Plan
Notes to Financial Statements

Investment Performance

During the years ended March 30, 2002 and March 31, 2001, the Plan’s investments (including interest, realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) appreciated (depreciated) in value as follows:

	Years Ended

	March 30,	March 31,
	2002	2001

General Account:
CIGNA Guaranteed Long-Term Account	$580,438	$501,875
Pooled Separate Accounts:
CIGNA American Century Ultra Fund	64,454	(1,758,088)
CIGNA Fidelity Contrafund Fund	93,262	(859,252)
CIGNA Fidelity Equity Income II Fund	130,471	(94,646)
CIGNA Fidelity Magellan Fund	(114,282)	(3,311,478)
CIGNA Fidelity Puritan Fund	55,974	21,196
CIGNA Janus Worldwide Fund	(121,223)	(1,101,636)
CIGNA S&P 500® Index Fund(2)	(4,238)	(161,527)
CIGNA Small Cap Growth/TimesSquare Fund(3)	141,396	(351,631)

	245,814	(7,617,062)
Company Common Stock:
Plantronics, Inc. Common Stock	834,868	(2,389,694)
Participant loans	121,506	116,916

Net increase (decrease)	$1,782,626	$(9,387,965)

(2)	formerly “CIGNA Charter Large Company Stock Index Fund”

(3)	formerly “CIGNA Charter Small Company Stock — Growth Fund”

Plantronics, Inc.
401(k) Plan
Notes to Financial Statements

4.	Investment Contract with Insurance Company

The Plan participates in a contract with CG Life via an investment in the CIGNA Guaranteed Long-Term Account. CG Life commingles the assets of the CIGNA Guaranteed Long-Term Account with other assets. For the Plan’s investment in the CIGNA Guaranteed Long-Term Account, the Plan is credited with interest at the interest rates specified in the contract which ranged from 5.50% to 4.60% and was 5.50% for the fiscal years ended March 30, 2002 and March 31, 2001, respectively, net of asset charges. CG Life prospectively guaranteed the interest rates credited for the CIGNA Guaranteed Long-Term Account for six months. As discussed in Note 2, the CIGNA Guaranteed Long-Term Account is included in the financial statements at fair value which, principally because of the periodic interest rate reset process, approximates contract value.

5.	Related-Party Transactions

Plan assets include investments in funds managed by CG Life, an indirect wholly-owned subsidiary of CIGNA. CG Life is the Plan’s trustee and as such, transactions with the trustee qualify as party-in-interest transactions. Personnel and facilities of the Company have been used to perform administrative functions for the Plan at no charge to the Plan. In addition, the Plan holds shares of the Company’s Common Stock, which is managed by National Financial Services Corporation, which also qualifies as a party-in-interest.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan at any time, and for any reason, subject to the provisions of the Internal Revenue Code (“IRC”) and ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated May 31, 1995 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter and has filed for, but not received a new determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Plantronics, Inc.
401(k) Plan
Notes to Financial Statements

8.	Reconciliation of Plan Financial Statements to the Form 5500

Certain balances included on Schedule H (Part I and II) of the Annual Return/Report of Employee Benefit Plan (the “Form 5500”) have been reclassified for purposes of presentation in these financial statements to provide additional disclosure.

9.	Forfeitures

The net change in forfeiture reserve represents the net change in the available forfeiture reserve balance from the prior year plus the current year forfeitures generated net of forfeitures used. Forfeitures result from non-vested Company contributions remaining in the Plan for all terminated employees. Upon reaching the break-in-service requirement, as defined in the Plan, forfeitures generated are added to the forfeiture reserve balance. The forfeiture reserve of $83,634 and $46,293 at March 30, 2002 and March 31, 2001, respectively, is available to offset Company cash contributions or pay Plan expenses, which would be otherwise payable by the Company, in accordance with the Plan agreement. In 2002 and 2001, Company cash contributions were offset by $0 and $25,518, respectively, from forfeited non-vested accounts. Forfeitures were not used to pay Plan expenses in the 2002 or 2001 fiscal years.

Plantronics, Inc. 401(k) Plan	Supplemental Schedule Schedule I
Schedule H (Line 4i) Form 5500 — Schedule of Assets (Held at End of Year)
March 30, 2002

		(c)
	(b)	Description of investment including
	Identity of issue, borrower,	maturity date, rate of interest,	(d)	(e)
(a)	lessor, or similar party	collateral, par or maturity value	Cost	Current value

*	Connecticut General Life Insurance Company	CIGNA Guaranteed Long-Term Account	N/A**	$11,996,405
*	Connecticut General Life Insurance Company	CIGNA American Century Ultra Fund	N/A**	2,804,782
*	Connecticut General Life Insurance Company	CIGNA Fidelity Contrafund Fund	N/A**	2,828,212
*	Connecticut General Life Insurance Company	CIGNA Fidelity Equity Income II Fund	N/A**	5,176,072
*	Connecticut General Life Insurance Company	CIGNA Fidelity Magellan Fund	N/A**	9,426,125
*	Connecticut General Life Insurance Company	CIGNA Fidelity Puritan Fund	N/A**	1,319,966
*	Connecticut General Life Insurance Company	CIGNA Janus Worldwide Fund	N/A**	1,804,824
*	Connecticut General Life Insurance Company	CIGNA S&P 500® Index Fund	N/A**	1,053,888
*	Connecticut General Life Insurance Company	CIGNA Small Cap Growth/TimesSquare Fund	N/A**	1,650,650
*	National Financial Services Corporation	Plantronics, Inc. Common Stock	N/A**	6,075,185
*	Plan Participants	Participant Loans	N/A**	1,302,912
*	Connecticut General Life Insurance Company	Cash Equivalents (CIGNA Guaranteed Short-Term Securities Fund)	N/A**	252,076

	Total			$45,691,097

*	Indicates an identified person known to be a party-in-interest to the Plan.

**	Cost information has been omitted for participant directed investments.